QUETICO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS		
Cash	$	597,336
Accounts receivable		35,375
Security deposit		15,600
Prepaid expenses		25,074
Property and equipment, net		61,473
TOTAL ASSETS	$	734,858
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	71,710
Member's equity		663,148
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	734,858

See accompanying notes to financial statements.